Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.  The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as Chief Executive Officer  and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as at July 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as at July 31, 2008.

PricewaterhouseCoopers LLP, our independent auditors, has audited the effectiveness of our internal control over financial reporting as at July 31, 2008, as stated in their report which appears herein.

“R.E. Gordon Davis”                                      “Tom S.Q. Yip”
R.E. Gordon Davis                                       Tom S.Q. Yip
Chairman and Chief Executive Officer                                                                                     Chief Financial Officer

November 20, 2008

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

INDEPENDENT AUDITORS' REPORT

To the shareholders of Canplats Resources Corporation

We have completed an integrated audit of Canplats Resource Corporation’s (the “Company”) 2008 consolidated financial statements and of its internal control over financial reporting as at July 31, 2008 and audits of its 2007 and 2006 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canplats Resources Corporation as at July 31, 2008 and July 31, 2007, and the related consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years in the three year period ended July 31, 2008.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and July 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Canplats Resources Corporation’s internal control over financial reporting as at July 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at July 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, British Columbia
November 20, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricwaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
As at July 31, 2008

(expressed in Canadian dollars)

	2008	2007
	$	$
ASSETS

Current
Cash and cash equivalents	7,343,000	2,107,000
Receivables	23,000	6,000
Prepaid expenses and deposits	96,000	10,000
	7,462,000	2,123,000

Value added tax recoverable	1,115,000	183,000
Mineral properties (note 4)	14,042,000	3,585,000
Property, plant and equipment, net (note 5)	61,000	-
	22,680,000	5,891,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	1,454,000	53,000
Due to related parties (note 9)	183,000	21,000
	1,637,000	74,000

Future income tax liability (note 10b)	910,000	218,000
	2,547,000	292,000

Shareholders' Equity

Share capital (note 6)	24,365,000	15,539,000
Value assigned to stock options and warrants (note 7 and 8)	9,961,000	658,000
Contributed surplus	317,000	317,000
Deficit	(14,510,000)	(10,915,000)
	20,133,000	5,599,000
	22,680,000	5,891,000

Approved by the Board of Directors

“James W. Tutton”                                                                                             “R.E. Gordon Davis”

James W. Tutton                                          R.E. Gordon Davis
(Chairman of the Audit Committee)                              (Director)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Years Ended July 31

(expressed in Canadian dollars, except number of shares)

	2008	2007	2006
	$	$	$

Expenses
Bank charges	4,000	4,000	2,000
Depreciation	11,000	-	-
General exploration	41,000	129,000	135,000
Insurance	19,000	4,000	10,000
Investor relations	350,000	89,000	88,000
Legal, accounting and audit	134,000	34,000	10,000
Listing and filing fees	18,000	10,000	14,000
Office and administration	139,000	14,000	7,000
Salaries	277,000	61,000	58,000
Shareholder relations	19,000	12,000	12,000
Stock-based compensation (note 7)	2,689,000	562,000	-
Transfer agents	13,000	12,000	12,000
	(3,714,000)	(931,000)	(348,000)

Other income (expense)
Interest income	158,000	76,000	18,000
Foreign exchange gain/(loss)	64,000	(17,000)	(12,000)
Recovery (write-down) of mineral properties (note 4)	(103,000)	-	6,000
	119,000	59,000	12,000

Loss and comprehensive loss for the year	(3,595,000)	(872,000)	(336,000)

Deficit - Beginning of year	(10,915,000)	(10,043,000)	(9,707,000)

Deficit - End of year	(14,510,000)	(10,915,000)	(10,043,000)

Weighted average number
of shares issued	52,514,514	44,709,023	32,390,739

Basic and diluted loss per share	(0.07)	(0.02)	(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years Ended July 31

(expressed in Canadian dollars)

	2008	2007	2006
	$	$	$

Operating activities
Loss for the year	(3,595,000)	(872,000)	(336,000)
Non-cash items:
Stock-based compensation	2,689,000	562,000	-
Depreciation	11,000	-	-
Write-down (recovery) of mineral properties	103,000	-	(6,000)
Decrease (increase) in non-cash working capital:
Accounts receivable and prepaid expenses	(103,000)	18,000	(6,000)
Accounts payable and accrued liabilities	249,000	14,000	(10,000)
Due to related parties	162,000	(27,000)	(40,000)

Cash used in operating activities	(484,000)	(305,000)	(398,000)

Financing activities
Shares and warrants issued for cash	16,317,000	2,125,000	2,062,000
Share issue costs	(1,118,000)	-	(6,000)

Cash generated by financing activities	15,199,000	2,125,000	2,056,000

Investing activities
Mineral property costs	(8,475,000)	(1,173,000)	(596,000)
Sale (purchase) of property, plant, and equipment	(72,000)	-	42,000
Increase in VAT recoverable	(932,000)	(130,000)	-

Cash used in investing activities	(9,479,000)	(1,303,000)	(554,000)

Increase in cash	5,236,000	517,000	1,104,000

Cash and cash equivalents - beginning of year	2,107,000	1,590,000	486,000

Cash and cash equivalents - end of year	7,343,000	2,107,000	1,590,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
Years Ended July 31

(expressed in Canadian dollars, except number of shares)

	Number of		Value Assigned			Total
	Common	Share Capital	to Stock Options	Contributed		Shareholders'
	Shares	Issued	and Warrants	Surplus	Deficit	Equity
		$	$	$	$	$

Balance, July 31, 2005	29,442,306	11,340,000	431,000	-	(9,707,000)	2,064,000

Issued for cash:
Private placements	10,150,000	1,417,000	612,000	-	-	2,029,000
Exercise of options	50,000	6,000	-	-	-	6,000
Exercise of warrants	105,000	26,000	-	-	-	26,000
Non-cash:
Value assigned to warrants granted	-	-	73,000	-	-	73,000
Value assigned to options exercised	-	4,000	(4,000)	-	-	-
Value assigned to warrants exercised	-	10,000	(10,000)	-	-	-
Value assigned to expired warrants
and options	-	-	(317,000)	317,000	-	-
Shares issued for finder's fee	580,500	81,000	-	-	-	81,000
Shares issue costs	-	(159,000)	-	-	-	(159,000)
Loss for the year	-	-	-	-	(336,000)	(336,000)

Balance, July 31, 2006	40,327,806	12,725,000	785,000	317,000	(10,043,000)	3,784,000

Issued for cash:
Exercise of options	75,000	23,000	-	-	-	23,000
Exercise of warrants	8,407,250	2,102,000	-	-	-	2,102,000
Non-cash:
Value assigned to options granted	-	-	562,000	-	-	562,000
Value assigned to options exercised	-	15,000	(15,000)	-	-	-
Value assigned to warrants exercised	-	674,000	(674,000)	-	-	-
Loss for the year	-	-	-	-	(872,000)	(872,000)

Balance, July 31, 2007	48,810,056	15,539,000	658,000	317,000	(10,915,000)	5,599,000

Issued for cash:
Private placement	7,000,000	14,632,000	-	-	-	14,632,000
Exercise of options	874,000	375,000	-	-	-	375,000
Exercise of warrants	64,000	192,000	-	-	-	192,000
Non-cash:
Value assigned to options granted	-	-	2,930,000	-	-	2,930,000
Value assigned to options exercised	-	245,000	(245,000)	-	-	-
Value assigned to warrants	-	(5,927,000)	5,927,000	-	-	-
Value assigned to warrants exercised	-	108,000	(108,000)	-	-	-
Value assigned to underwriters' warrants	-	(799,000)	799,000	-	-	-
Loss for the year	-	-	-	-	(3,595,000)	(3,595,000)

Balance, July 31, 2008	56,748,056	24,365,000	9,961,000	317,000	(14,510,000)	20,133,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Canplats Resources Corporation (“Canplats” or “the Company”) is in the process of acquiring, exploring and developing precious and base metal mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis.  Management has estimated that the Company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or sale. The amounts shown as deferred exploration expenditures and property acquisition costs represent net costs to date, less amounts amortized and written-off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between those principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the Company, are disclosed in note 15.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canplats de Mexico S.A. de C.V.  All inter-company balances are eliminated upon consolidation.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes.  Significant areas where management’s judgment is applied are the determination of asset impairment, stock-based compensation and future income tax balances.  Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total assets or results of operations, and do not affect previously reported cash flows from operating or financing activities.

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and its results and financial position are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in Consolidated Statements of Loss, Comprehensive Loss and Deficit unless they relate to a specific mineral property in which case, they are capitalized.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and highly liquid deposits with maturity of three months or less at date of acquisition.  Cash equivalents are designated as held-for-trading and are stated at market value.

Mineral property costs

The Company records its interests in mineral properties at cost.  The costs of acquiring mineral properties and related exploration and development expenditures, holding costs to maintain a property are deferred and would be amortized against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration, overhead and administration costs are expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the receipts are in excess of costs incurred, at which time they are credited to income.  Option payments are at the discretion of the optionee, and accordingly, are recorded on a cash basis.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Management of the Company regularly reviews the net carrying value of each mineral property.  Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period.  The Company presently has no proven or probable reserves.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated over the useful life of the asset at rates ranging from 15% to 30% per annum once the asset is available for use.  Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.  We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Stock-based compensation

Compensation expense for stock options granted to employees and warrants issued are measured at their fair value at the grant date.  Compensation expense for stock options granted to consultants are initially measured at their fair value at the grant date and are revalued on each balance sheet date until they are fully vested.  Stock options and warrants are measured using the Black-Scholes valuation model and are recognized over the vesting period of the options and warrants granted using the graded method.  In situations where stock options are granted in exchange for services related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options and warrants within shareholders’ equity is subsequently reduced if the options and warrants are exercised with the amount recorded credited to share capital.  Any values assigned to stock options and warrants that have expired are credited to contributed surplus.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  The Company follows the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about an entity's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for the Company’s interim and annual financial statements beginning on August 1, 2008.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments Presentation and Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Sections require specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

These standards are effective for the Company’s interim and annual financial statements beginning on August 1, 2008.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company’s interim and annual financial statements beginning August 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning August 1, 2009.  The Company does not expect the adoption of these changes to have an impact on its financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to replace Canadian GAAP with IFRS.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.     CHANGES IN ACCOUNTING POLICIES

Effective August 1, 2007, the Company prospectively adopted the following new accounting standards and related amendments to other standards on financial instruments issued by the CICA.   Accordingly, prior periods have not been restated.

Financial Instruments – Recognition and Measurement, Section 3855 and Financial Instruments – Disclosure and Presentation, Section 3861

These standards requires all financial instruments to be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments within its scope, including derivatives, are to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Depending on the classification, changes in fair value are to be recognized in the statements of operations and comprehensive income.

All held-for-trading  and available-for-sale financial instruments are recorded on the balance sheet at fair value.  All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews.  Transaction costs incurred to acquire held-for-trading financial instruments are recorded to the Consolidated Statements of Loss.  Transaction costs incurred to acquire all other financial instruments are included in the underlying balance.

The Company’s financial instruments include cash and cash equivalents, receivables, accounts payables and accrued liabilities, and amounts due to related parties.  Cash and cash equivalents are designated as held-for trading. All other financial instruments are either loans and receivables, or other financial liabilities and are recorded at cost.  The fair value of these financial instruments approximates their carrying value due to their short term nature and capacity of prompt liquidation.  Therefore, the adoption of Section 3855 and 3861 had no  impact on the Company’s financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The Company currently does not have any hedges.

3.     CHANGES IN ACCOUNTING POLICIES (continued)

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income is the change in net assets that results from transactions, events and circumstances from sources other than shareholders and includes items such as unrealized gains or losses on available-for-sale investments.  Accumulated other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 had no material impact on the Company’s financial statements.

4.     MINERAL PROPERTY COSTS

The Company’s mineral properties are as follows:

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2007	1,304,000	1,164,000	166,000	513,000	227,000	190,000	21,000	3,585,000

Acquisition costs	10,000	30,000	10,000	60,000	10,000	31,000	139,000	290,000

Assaying	2,000	-	-	-	-	-	2,141,000	2,143,000
Claim taxes	28,000	25,000	22,000	6,000	14,000	69,000	209,000	373,000
Consulting and contracting service	-	-	-	-	-	-	15,000	15,000
Drafting salaries and consulting	-	-	-	-	-	-	4,000	4,000
Drilling	-	-	-	-	-	-	4,782,000	4,782,000
Environmental	-	-	-	-	-	-	12,000	12,000
Field administration	4,000	1,000	-	1,000	1,000	2,000	120,000	129,000
Foreign exchange	-	-	-	-	-	-	25,000	25,000
Future income taxes	-	1,000	7,000	7,000	7,000	14,000	656,000	692,000
Geology salaries and consulting	1,000	-	-	2,000	5,000	3,000	936,000	947,000
Geophysics airborne and ground	-	1,000	-	-	-	-	428,000	429,000
Equipment	-	-	-	-	-	-	270,000	270,000
Licenses and government fees	-	-	-	-	-	-	2,000	2,000
Living costs and travel	-	1,000	-	1,000	-	1,000	182,000	185,000
Maps, prints and film	-	-	-	-	-	-	111,000	111,000
Metallurgy	-	-	-	-	-	-	19,000	19,000
Storage	-	-	-	-	-	-	10,000	10,000
Supplies	-	-	-	-	-	-	30,000	30,000
Trenching	-	-	-	-	-	-	92,000	92,000

Exploration costs for the year	35,000	29,000	29,000	17,000	27,000	89,000	10,044,000	10,270,000

Write-down of mineral property	-	-	-	(103,000)	-	-	-	(103,000)

Balance, July 31, 2008	1,349,000	1,223,000	205,000	487,000	264,000	310,000	10,204,000	14,042,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

4.      MINERAL PROPERTY COSTS (continued)

	Rodeo	Yerbabuena	El Rincon	Mecatona	Maijoma	El Alamo	Camino Rojo
	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2006	780,000	1,054,000	133,000	370,000	51,000	7,000	-	2,395,000

Acquisition costs	11,000	34,000	11,000	40,000	17,000	17,000	16,000	146,000

Assaying	20,000	-	-	26,000	13,000	-	3,000	62,000
Claim taxes	21,000	15,000	19,000	21,000	17,000	29,000	-	122,000
Consulting	5,000	1,000	-	1,000	4,000	3,000	-	14,000
Drilling	371,000	-	-	-	-	-	-	371,000
Equipment	41,000	1,000	-	1,000	3,000	1,000	-	47,000
Field administration	21,000	5,000	1,000	8,000	6,000	6,000	-	47,000
Foreign exchange	(13,000)	5,000	-	7,000	2,000	(4,000)	-	(3,000)
Future income taxes	1,000	-	2,000	5,000	4,000	4,000	2,000	18,000
Gas and oil	2,000	-	-	-	-	-	-	2,000
Geology salaries and consulting	2,000	1,000	-	21,000	6,000	-	-	30,000
Geophysics	-	27,000	-	-	46,000	65,000	-	138,000
Legal	1,000	-	-	1,000	-	-	-	2,000
Living costs and travel	12,000	4,000	-	5,000	14,000	12,000	-	47,000
Maps, prints and film	-	-	-	-	2,000	-	-	2,000
Storage	6,000	2,000	-	2,000	-	-	-	10,000
Supervision project and labour	23,000	15,000	-	5,000	42,000	50,000	-	135,000

Exploration costs for the year	513,000	76,000	22,000	103,000	159,000	166,000	5,000	1,044,000

Balance, July 31, 2007	1,304,000	1,164,000	166,000	513,000	227,000	190,000	21,000	3,585,000

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the Rodeo property located 150 kilometers north of Durango, Mexico.  The property is subject to a finder’s fee consisting of US$5,000 on acquisition; the greater of US$5,000 or 2% of all direct exploration expenditures every six months thereafter and a 0.25% net smelter royalty.  The maximum amount payable in respect of this finder’s fee is US$500,000.  The property is also subject to a right of first offer.

Yerbabuena, Mexico

In fiscal 2003, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometres north-northwest of Durango, Mexico.  The property is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the Company may make staged payments totalling US$62,500 over three years and US$30,000 annually thereafter, plus applicable taxes, to lease the property.  On commencement of commercial production on the property, the Company is to pay the greater of US$25,000 per quarter and a 2% net smelter royalty.  The Company may purchase the property for a total consideration of US$2,000,000 less all lease payments paid under the agreement.  The property is also subject to a right of first offer.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

4.     MINERAL PROPERTY COSTS (continued)

El Rincon, Mexico

In fiscal 2004, the Company acquired, by staking, the El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the Company is required to pay LCI: US$5,000 on signing the agreement (paid); every six months commencing May 3, 2004, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. (“Silver Standard”) can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures.

Mecatona, Mexico

In fiscal 2006, the Company acquired, by a combination of option agreements and staking, four claim blocks  for a 100% interest in the Mecatona property located in the Mecatona gold/silver district in the state of Chihuahua, Mexico located approximately 20 kilometres south of Parral.

For two claims , the Company agreed to pay, under separate option agreements, two private owners an aggregate of US$15,000 on signing (paid).  Subsequent option payments for one of these claim blocks are US$10,000 on November 25, 2006 (paid), US$20,000 on November 25, 2007 (paid), US$215,000 on November 25, 2008 and 1% net smelter return capped at US$250,000.  For the other claim block, subsequent option payments are US$20,000 on November 26, 2006 (paid), US$30,000 on November 26, 2007(paid), US$50,000 on November 26, 2008, $90,000 on November 26, 2009 and US$800,000 on November 26, 2010.  In October 2008, the Company has determined to allow these two option agreements to lapse.  As a result, a write-down of $103,000 (US$95,000) was recorded in fiscal 2008.  The Company acquired the remaining two claim blocks that comprise the Mecatona property by staking and will continue with the exploration of these two claim blocks.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Mecatona property is US$2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard can earn a 51% interest in Mecatona by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

4.     MINERAL PROPERTY COSTS (continued)

Maijoma, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the Maijoma Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Maijoma property is US$2,000,000.

El Alamo, Mexico

In fiscal 2006, the Company acquired by staking a 100% interest in the El Alamo Prospect located in Chihuahua State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Alamo property is US$2,000,000.

Camino Rojo, Mexico

In fiscal 2007, the Company acquired, by staking, the Camino Rojo property in Zacatecas State, Mexico, subject to the payment of a finder’s fee to LCI.

Under the terms of the agreement with LCI, the Company is required to pay LCI: US$5,000 on acquisition of the property (paid); every six months, the greater of US$5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the Camino Rojo property is US$2,000,000.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

5.     PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are as follows:

	July 31, 2008
		Accum.	Net Book
	Cost	Amort.	Value
	$	$	$

Computer equipment	8,000	(2,000)	6,000
Furniture and fixtures	26,000	(4,000)	22,000
Leasehold improvements	38,000	(5,000)	33,000

	72,000	(11,000)	61,000

The Company had no property, plant and equipment as at July 31, 2007.

6.     SHARE CAPITAL

(a)	Common Shares
Shares authorized: Unlimited number of common shares, no par value

(b)	Private Placement

(i)
In February 2008, the Company completed a $15,750,000 private placement of 7,000,000 units at $2.25 per unit for net proceeds of approximately $14,632,000 after commissions and expenses.  Each unit consists of one common share and one-half common share purchase warrant with an exercise price of $3.00 for a period of 24 months.  The gross proceeds were assigned values of $9,823,000 to the shares and $5,927,000 to the warrants.

As consideration to the brokers, the Company issued 441,000 underwriters’ warrants with an exercise price of $2.25 for a period of 24 months.  Total share issue costs related to the transaction were $1,917,000, which includes commission and expenses of $1,118,000 and underwriters’ warrants with a fair value of $799,000 based on the Black-Scholes option pricing model.

The fair value of the common share purchase warrants and underwriters’ warrants issued as part of the private placement in February 2008 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 3.2%, expected volatility of 139% and expected life of 2 years.

Warrant and option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants and stock options.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

6.      SHARE CAPITAL (continued)

(ii)
In June 2006, the Company completed a private placement of 5,000,000 units at a price of $0.20 per unit for gross proceeds of $1,000,000.  The gross proceeds were assigned values of $627,000 to the shares and $373,000 to the warrants.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share at a price of $0.25 for two years, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.40 per share on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (300,000 units valued at $60,000) was paid in units on a portion of the placement.  The values assigned to these finder’s fee units was $38,000 to the shares and $22,000 to the warrants.  A further 10% in broker’s fees (500,000 warrants) was paid in warrants relating to this placement.  The values assigned to these broker’s fee warrants was $37,000.

The fair value of the common share purchase warrants issued as part of the private placement in June 2006 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 4.1%, expected volatility of 99% and expected life of 2.0 years.

(iii)
In January 2006, the Company completed a private placement of 5,150,000 units at a price of $0.20 per unit for gross proceeds of $1,030,000.  The gross proceeds were assigned values of $791,000 to the shares and $239,000 to the warrants.  Each unit consisted of one common share and one half of a common share purchase warrant.  Each full warrant entitled the holder to purchase one additional common share at a price of $0.25 in year one or $0.35 in year two, provided that if the shares of the Company trade for a period of 20 consecutive days (after the expiry of the four month hold period) at or above $0.35 per share in year one or $0.45 per share in year two on the TSX Venture Exchange, the warrant holders will be required to exercise their warrants.  A finder’s fee of 6% (280,500 units valued at $56,000) was paid in units on a portion of the placement.  The value assigned to these finder’s fee units was $43,073 to the shares and $13,000 to the warrants.

The fair value of the common share purchase warrants issued as part of the private placement in January 2006 was based on the Black-Scholes pricing model, using a weighted average risk free rate of 3.8%, expected volatility of 104% and expected life of 2.9 years.

7.      STOCK OPTIONS

The Company has a share option plan for its employees, directors, officers and consultants.  The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company.  As at July 31, 2008, incentive options outstanding represent 7.9% (2007 – 5.3%) of the issued and outstanding common capital.  The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date.  The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

7.     STOCK OPTIONS (continued)

During the year ended July 31, 2008, 2,815,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $1.59 and vesting term of 2 years.  As at their grant dates,   these options had a weighed average fair value assigned of $1.34 per option based on the Black-Scholes option pricing model, using a weighted average risk free rate of 3.86%, expected volatility of 115% and expected life of 5 years.  The Company amortizes the fair value of stock options using the graded method over the respective vesting period of the stock options.  The fair value of options that was charged to the Statements of Loss, Comprehensive Loss and Deficit was $2,689,000 in the current year.

During the year ended July 31, 2007, 2,040,000 stock options were granted to employees, directors and consultants at a weighted average strike price of $0.44 and vesting terms of 2 years.  These options had a fair value assigned of $0.37 per option based on the Black-Scholes option pricing model, using a weighted average risk free rate of 3.85%, expected volatility of 117% and expected life of 5 years.  The fair value of options that was charged to the Statements of Loss, Comprehensive Loss and Deficit was $562,000 in 2007.

A summary of the Company’s options at July 31, 2008, 2007 and 2006 and the changes for the periods ending on those dates is presented below:

	Options	Weighted Average
	Outstanding	Exercise Price
		$
At August 1, 2005	1,830,000	0.35
Granted	-	-
Exercised	(50,000)	0.11
Expired	(1,170,000)	0.35
At July 31, 2006	610,000	0.36
Granted	2,040,000	0.44
Exercised	(75,000)	0.30
Expired	-	-
At July 31, 2007	2,575,000	0.43
Granted	2,815,000	1.59
Exercised	(874,000)	0.43
Expired	(45,000)	1.01
At July 31, 2008	4,471,000	0.92

The following table summarizes information about stock options outstanding and exercisable at July 31, 2008:

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

		Weighted
Exercise	Options	Average	Options
Price	Outstanding	Remaining Life	Exercisable
$
0.44	3,306,000	3.79	2,011,000
1.82 - 1.87	130,000	4.35	55,000
2.64 - 3.08	635,000	4.53	242,500
4.10 - 4.15	400,000	4.90	293,750
	4,471,000	4.01	2,602,250

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

8.      WARRANTS

A summary of the Company’s warrants at July 31, 2008, 2007 and 2006 and the changes for the periods ending on those dates is presented below:

		Weighted
	Warrants	Average
	Outstanding	Exercise Price
		$
At August 1, 2005	5,870,000	0.40
Issued with private placement	8,515,250	0.25
Exercised	(105,000)	0.25
Expired	(5,870,000)	0.40
At July 31, 2006	8,410,250	0.25
Issued with private placement	-	-
Exercised	(8,407,250)	0.25
Expired	(3,000)	0.25
At July 31, 2007	-	-
Issued with private placement (share purchase warrants)	3,500,000	3.00
Issued with private placement (underwriters' warrants)	441,000	2.25
Exercised	(64,000)	3.00
Expired	-	-
At July 31, 2008	3,877,000	2.91

The following table summarizes information about the warrants outstanding at July 31, 2008:

		Warrants	Weighted
	Exercise	Outstanding	Average
	Price	and Exercisable	Remaining Life
	$
Share purchase warrants	3.00	3,436,000	1.54
Underwriters' warrants	2.25	441,000	1.54
		3,877,000	1.54

9.	RELATED PARTY TRANSACTIONS

The Company was billed $1,211,000 (2007 - $355,000) in the current year for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which two directors are also directors of the Company.  Included in current liabilities at July 31, 2008 is $183,000 (2007 - $21,000) due to Silver Standard.  Any amounts payable to related parties are non-interest bearing and without specific terms of repayment.  These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

10.	INCOME TAXES

(a) The income taxes shown on the Consolidated Statements of Loss, Comprehensive Loss and Deficit differs from the amounts obtained by applying statutory rates due to the following:

	2008	2007	2006
	$	$	$

Statutory tax rate	32.3%	34.1%	34.1%

Loss for the year before taxes	(3,595,000)	(872,000)	(336,000)
Provision for income taxes based on statutory rates	(1,161,000)	(297,000)	(115,000)
Non deductible expenses	750,000	216,000	23,000
Change in statutory tax rates	299,000	31,000	276,000
Unrecognized benefit of net operating losses carried forward	112,000	50,000	(184,000)
	-	-	-

(b)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s future tax assets and liabilities as of July 31 are as follows:

	2008	2007
	$	$
Future tax assets:
Mineral properties	1,219,000	1,490,000
Finance charge	458,000	36,000
Non-capital losses	745,000	503,000
	2,422,000	2,029,000
Future tax liability:
Mineral properties	(910,000)	(218,000)

Valuation allowance	(2,422,000)	(2,029,000)
Net future tax liability	(910,000)	(218,000)

   The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

10.	INCOME TAXES (continued)

(c)As of July 31, 2008, the Company has approximately $2,865,000 in operating losses, $4,677,000 in accumulated Canadian and foreign exploration and development expenditures and $1,598,000 in unclaimed share issuance costs available to reduce future taxable income.  The potential benefit of these losses has not been reflected in these consolidated financial statements.  The operating losses expire as follows:

$

2009	194,000
2010	162,000
2014	312,000
2015	329,000
2016	343,000
2027	350,000
2028	1,175,000
2,865,000

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
	$	$	$
Non-cash financing activities
Share issue costs	(799,000)	-	(153,000)
Share capital issued for finder’s fees	-	-	81,000

12.	SEGMENTED INFORMATION

        The Company operates in one industry segment which is the acquisition and exploration of mineral properties.  Loss for the year and segment assets by geographic location are as follows:

	Loss for the year		Total assets
	July 31	July 31	July 31	July 31
	2008	2007	2008	2007
Canada	(3,492,000)	(861,000)	6,521,000	$2,032,000
Mexico	(103,000)	(11,000)	16,159,000	3,859,000
Total	(3,595,000)	(872,000)	$22,680,000	$5,891,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

13.	COMMITMENTS

As at July 31, 2008, the Company has committed to payments under contractual obligations as follows:

	Less than 1 year	1-3 years	4-5 years	Total
	$	$	$	$

Office lease obligations	71,000	155,000	156,000	382,000

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables,  accounts payables and accrued liabilities, and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk from foreign currency fluctuations as some of the Company’s cash equivalents are held in U.S. Dollars.  The Company does not use any derivative instruments to manage its exposure to fluctuation in foreign currency exchange rates.

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP) and from practices promulgated by the Securities and Exchange Commission (SEC). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

(a)	Mining and mineral property assets

Under U.S. GAAP, mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all exploration and land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company, for which commercially mineable revenues do not exist.  Under Canadian GAAP, such costs have been deferred.  Due to this difference in treatment, the future income tax liability recorded under Canadian GAAP is not required under U.S. GAAP, and the balance is accordingly reversed.  Write-down of mineral property recorded under in Canadian GAAP is reversed, as the mineral expenditure was previously expensed under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)
The effect of the significant measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the Consolidated Balance Sheets, Statements of Loss, Comprehensive Loss and Deficit and Cash Flows are as follows:

Balance Sheets As at July 31	2008 $	2007 $
Assets under Canadian GAAP	22,680,000	5,891,000
Mineral property exploration and development (a)	(14,042,000)	(3,585,000)
Assets under U.S. GAAP	8,638,000	2,306,000
Liabilities under Canadian GAAP	2,547,000	292,000
Future income tax liability (a)	(910,000)	(218,000)
Liabilities under U.S. GAAP	1,637,000	74,000
Shareholders’ equity under Canadian GAAP	20,133,000	5,599,000
Mineral property exploration and development (a)	(14,042,000)	(3,585,000)
Future income tax liability (a)	910,000	218,000
Shareholders’ equity under U.S. GAAP	7,001,000	2,232,000

Statements of Operations
Years ended July 31	2008 $	2007 $	2006 $
Loss for the year, Canadian GAAP	3,595,000	872,000	336,000
Mineral property exploration costs (a)	9,868,000	1,173,000	596,000
Write-down of mineral property (a)	(103,000)	-	-
Loss and comprehensive loss for the year, U.S. GAAP	13,360,000	2,045,000	932,000
Weighted average number of shares outstanding	52,514,514	44,709,023	32,390,739
Loss per share, basic and diluted under U.S. GAAP	(0.25)	(0.05)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statements of Cash Flows
Years ended July 31	2008 $	2007 $	2006 $
Cash used in operating activities under Canadian GAAP	483,000	305,000	398,000
Mineral property exploration and development expenditures (a)	8,475,000	1,173,000	596,000
Cash used in operating activities, under U.S. GAAP	8,958,000	1,477,000	994,000
Cash generated by financing activities, under Canadian and U.S. GAAP	15,199,000	2,125,000	2,056,000
Cash used in investing activities, under Canadian GAAP	9,480,000	1,303,000	554,000
Mineral property exploration and development expenditures (a)	(8,475,000	(1,173,000	(596,000)
Cash used in (from) investing activities, under U.S. GAAP	1,005,000	130,000	(42,000)
Increase (decrease) in cash under U.S. GAAP	5,236,000	517,000	1,104,000
Cash and cash equivalents, beginning of year	2,107,000	1,590,000	486,000
Cash and cash equivalents, end of year, under Canadian and U.S. GAAP	7,343,000	2,107,000	1,590,000

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)       Uncertainty in income taxes

Effective August 1, 2007, the Company has adopted FASB Standard No.48, “Accounting for Uncertainty in Income Taxes – an Standard of FASB Statement No. 109” (“FIN 48”).  This Standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”.  This Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company has determined that the adoption of FIN 48 does not have an impact on its results of operations for financial position.

(d)       Impact of recent United States accounting pronouncements

(i)	Fair value measurements

In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values.  This standard does not require any new fair value measurements.  The standard is applicable for fiscal years beginning after November 15, 2007. In February 2008, FASB issued SFAS No. 157-2 which delays the effect date of FAS No. 157 for certain non-financial assets and non-financial liabilities to years beginning after November 15, 2008.  We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure various financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  The standard is applicable for fiscal years beginning after November 15, 2007. We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

(ii)	Non-controlling interests

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.  We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years Ended July 31, 2008, 2007 and 2006

(expressed in Canadian dollars, unless otherwise stated)

15.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(iii)	Business combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The major changes to accounting for business combinations are summarized as follows:
•	all business acquisitions would be measured at fair value
•	the existing definition of a business would be expanded
•	pre-acquisition contingencies would be measured at fair value
•	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)
•	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)
•
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest

•
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income

The statement is effective for periods beginning on or after December 15, 2008.    We do not expect the adoption of this Standard to have a significant effect on the Company’s results of operations or financial position.

The accompanying notes are an integral part of the consolidated financial statements.